VAMPR

2019 Report

Dear investors,

Thank you for reading our annual report. Compiled is an exhaustive amount of data; some of you may want to read through every line however many of you will simply want to know the health of Vampr. How are we performing? What's going to happen in light of plummeting markets and coronavirus? What's next for Vampr?

In summary, 2019 was a year dedicated to raising capital. Our cash burn last year, as reflected in this report, is not indicative of our current burn as we ramp up spending on technical development and marketing and focus on business development once again. Similarly, our ability to generate revenues and focus on building the business last year was also handicapped by these raising efforts.

The great news is that we are now on the other side of those fundraising efforts. And despite a month over month slowdown in the user growth rate in 2019 due to zero money spent on user acquisition, engagement in 2019 actually rose across several metrics. Not only that, in the first three months of 2020, we have completed prototyping the next version of Vampr. This is a huge deal and a very exciting development for the company.

We are now in the final stages of agreeing on our 2020 product roadmap and have already begun building marketing campaigns around each of these major milestone releases. We've also pushed several updates to the old version of Vampr, fixing various bugs in addition to releasing a couple of new 'Easter egg' features that provide a sneak peak at the design direction we are taking into the future.

Prior to launching the next version of Vampr we will also be introducing an offline component to the company's product offering - a division we've been working on in stealth since November - which will offer an opportunity for our users to make money from their songs, and an additional revenue stream for the company that we had not previously factored into our modelling. More on this very soon.

As you can see, we've kept busy, despite everything that's going on in the world. As indicated elsewhere in this report we may need to pursue limited bridge funding in Q4 to get to the cash-flow positive position of our original projections. This will depend on the time it takes to finish building our Subscription premium tier 'Vampr Pro' and the rate of uptake.

There has never been a time in any of our lives with a greater need for tools that connect people from every pocket of the world, which connect us and facilitate remote collaboration. Vampr sits at the centre of that conversation and functionality. This gives us much to celebrate and plenty of hope for our future.

Finally, we have been working to get each of our new shareholders access to our cap-table portal - this hasn't been a quick process for a whole variety of reasons but we thank you for your patience and ask you to keep your eye on your email inbox in the coming weeks.

We need your help!

The world is currently dealing with the coronavirus (COVID-19) pandemic which has thrown every market and many businesses into a period of great uncertainty. Fortunately our product appears to be resilient, if not a source of empowerment, in the face of a global pandemic and extended periods of city lockdowns. We have always promoted Vampr as a tool which can help creatives to collaborate remotely - these are the exact kinds of tools that people are relying on right now as they seek to express their creativity, kill boredom and begin work on new professional endeavours.

If the lockdowns begin to ease, as anticipated, in the third quarter, we will be looking to pick up with our original plan and start hiring aggressively in Los Angeles. Most critically we are looking for a self-motivated content creator (technically proficient in Final Cut, Photoshop and various DAWs) who is also highly experienced in digital marketing.

In a hiring market we are confident that there will be someone amongst you, or someone in your network who possesses these skills, is available full-time and is excited to come work at Vampr in a startup environment.

Sincerely,

Josh Simons
Co-founder and CEO

Baz Palmer
Co-founder

Our Mission

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

See our full profile

How did we do this year?

Report Card

A-

The Good

We raised enough capital to support our desired runway through 2020.

We brought costs down and budget forecast by ~50% whilst remaining on track to reach desired company outcomes.

Our corporate restructure ahead of the crowdfund allows us to benefit from various grants and incentives in the US and Australia.

The Bad

Laser focus on public fundraising meant we took our foot off the acquisition pedal. As such, user growth rate slowed.

We had to lay off some of our contract developers during the CF. This has slowed the time to restart development.

We didn't quite reach our funding target of $1.5M USD which means we may need to pursue limited bridge funding in Q4.

2019 At a Glance

January 1 to December 31

$17,000 [82%]
Revenue

-$320,885
Net Loss

$122,539 +84%
Short Term Debt

$0
Raised in 2017

$715,899
Cash on Hand
As of 03/ 1/20

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$93,494
$-268,427
$17,000
$-320,885
2018
2019

Net Margin: -1,888% Gross Margin: -2% Return on Assets: -71% Earnings per Share: -$703.70

Revenue per Employee: $4,250 Cash to Assets: 79% Revenue to Receivables: 125% Debt Ratio: 61%

2019_VAMPR_Financial_Statements.pdf

2017-2018_VAMPR_Financial_Statements_v4__Reviewed.pdf

We ❤ Our 1136 Investors

Thank You For Believing In Us

Matt Adell
Josh Simons
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Christopher Grima	Samuel Godfrey	Jennifer Yu	Rodney Wayne Mills	Garon Willie Peterson	Ian Escario	Leah Hamilton
Francine Gerraty	Serena Abdul-Aziz	Alex D	Walter Cruz	Jodi Smith	Clayton James Kano...	Gregory B. Forbes
Tan Quan Nguyen	Randall Pilotte	Howard Watts	Prince Rumi	Robert Weech-Mald...	Bhaskar Venkatraman	Maricela Higgins
George Pham	Jonny Price					

Thank You!

From the Vampr Team



Josh Simons

Co-founder and CEO



Baz Palmer

Co-founder



Russell Colman

Treasurer

B.Eng., M.Sc. 30+ years experience in tech R&D and startup ventures. Most recent venture, ATMECO, was acquired in 2014 by international private group operating worldwide

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Barry Palmer	Director @ Weyo	2016
Russell Colman	Director @ Vampr Inc.	2019
David Rickert	Director @ BroadData Conferencing	2020
Joshua Simons	CEO @ Vampr Inc.	2016

Officers

OFFICER	TITLE	JOINED
Barry Palmer	COO	2016

Russell Colman	Treasurer Treasurer	2019
Joshua Simons	President CEO Secretary	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bandlink Pty Ltd	425,173 Common Stock	93.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2016	$332,657	Common Stock	Other
12/2018	$534,447		Other
01/2020	$503,098	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2018	$534,447	5.5%	0.0%	None	12/31/2019

Outstanding Debts

None.

Related Party Transactions

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/03/2019
Relationship	Parent company

The company entered into an advisory services agreement with Bandlink Pty Ltd on May 3, 2019 under which Bandlink would provide strategic and advisory services in exchange for payments of $17,500 per month

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/02/2019
Relationship	Parent company

The company entered into an IP acquisition agreement with Bandlink Pty Ltd on May 2, 2019 under which the company acquired all of the intellectual property for Vampr in exchange for 425,172 shares of the company's Common Stock

Name	Bandlink Pty Ltd
Amount Invested	$78,100
Transaction type	Priced Round
Issued	10/14/2019
Relationship	Major shareholder with shared management

Conversion of interim loan to Preferred Stock

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	55,000	31,689	Yes
Common Stock	1,000,000	425,173	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

Our financial statements were prepared on a going concern basis. We have sustained net losses of for the years ended December 31, 2019 and 2018, respectively, and are not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise capital or generate enough revenue to fulfil the company's objectives with respect to the Vampr application software. No assurance can be given that we will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We may consider a future offering under Regulation A, and more information may be available to investors in that offering. We may in the future explore an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC. The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake. Moreover, any Regulation A offering would include audited financial information, which will be different than the information presented in this offering document, and cover more recent periods. We cannot guarantee that you would not have made a different investment decision if you were presented with the information that would be available in the Regulation A offering statement. Investors should note that undertaking an offering under Regulation A does not automatically result in the conversion of the SAFEs in this offering into the Common Stock of the company.

The amount of capital we raised in Regulation Crowdfunding offering may not be enough to sustain our business plan, and we intend to raise additional capital in the future. In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in the Regulation Crowdfunding offering. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

Our founder and Chief Executive Officer, through Bandlink Pty Ltd, owns a majority of our outstanding stock. Bandlink Pty Ltd ("Bandlink") is currently the majority owner of

Vampr Inc. Bandlink is a related party that is controlled by our founder and CEO, Josh Simons. As a result, Mr. Simons will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Simons will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

Risks Relating to the Company and Its Business We have a limited operating history. We have only been in business since 2015. While in that time we have gone from concept to over 500,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

We depend on the efforts of our small management team.

We were founded by, and are currently still led by, Josh Simons, our CEO. Our success is heavily dependent upon the continued involvement of Josh. The loss of Josh's, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified programmers and technology industry management is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depends on the reliable performance of the Vampr App and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If Vampr is unavailable when users attempt to access it, users may not continue using the app.

We rely on third party developers and third party providers of network infrastructure.

Our developers and network infrastructure are provided by third party contractors. We rely on those third parties to fulfil their obligations under existing agreements. Should those third parties not fulfil their obligations to Vampr we may be required to find other third parties, if any are available. Our financial results could be negatively affected if we are required to change developers and network infrastructure providers.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

Regulation of social-network platforms may be forthcoming.

Currently, there is a significant amount of debate by lawmakers regarding the obligations of social-network platforms and whether they should be subject to regulation. While we do not expect those debates to impact how users interact with each other and use our network, such actions could reduce advertiser interest, potentially impacting our revenues.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of Vampr, including in the operations undertaken by Vampr Pty Ltd., and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to: - Whether we can obtain sufficient capital to sustain and grow its business - Our ability to manage the company's growth - Whether we can manage relationships with key vendors Demand for our products - The timing and costs of new and existing marketing and promotional efforts - Competition - Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel - The overall strength and stability of domestic and international economies - Consumer spending habits

Risks Relating to Our Regulation Crowdfunding Securities Our SAFEs may never convert into equity or result in payments to investors. Our SAFEs do not have a maturity dates and only convert or result in payment to investors in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors will receive a cash payment under the terms of the SAFEs. If there is a qualified equity financing raising at least $5,000,000, the SAFEs will convert into a class of Common Stock for which voting rights have been granted to the CEO by irrevocable proxy. We may never undertake a qualified equity financing or elect to convert the SAFEs as part of a non-qualified future financing. In addition, we may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the SAFEs nor a liquidity event occurs, investors could be left holding the SAFEs in perpetuity

The SAFEs require disputes be resolved through mandatory arbitration in Los Angeles, CA.

Should any investor raise a dispute or claim regarding the SAFE, the terms of the SAFE require that the dispute be resolved by mandatory arbitration in Los Angeles, CA. This provision ensures that disputes are held in a forum capable of understanding the operation of the SAFE and at a location that reduced time and expense to the company. However, this may preclude investors from brining disputes in forums that are more favorable, or easier to access.

We intend to undertake additional equity or debt financing in the future that may dilute your investment in this offering.

We intend to undertake further equity or debt financing, which may be dilutive to existing shareholders, and investors in this offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other shareholders. Such future equity offerings would also result in a dilution of your interest in the company.

You will not have significant influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

We have not assessed the tax implications of using the SAFEs.

The SAFE is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

We will continue to rely on debt financing, which may require pledging all of our assets as collateral.

In addition to equity financing, we are also pursuing debt financing and lines of credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

We need to increase brand awareness. Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in this space expands. Successfully promoting and positioning our brand, and network will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

We may not be able to maintain and enhance our brand. Maintaining and enhancing our brand is critical to expanding our base of users. Our brand image will depend on our ability to provide users with an environment in which creatives are easily able to seek out and find other professional musicians for collaborative projects and professional advancement. If we fail to successfully maintain and enhance the Vampr brand, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business. Ever since the collapse of MySpace, there have been many entrants trying to reach the same target audience as us and provide similar services. Additionally, we recognize that the large platforms for creative artists might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to

redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Class-CF Common Stock. As discussed in Question 13, when we engage in an qualified offering of equity securities of the Company, Investors may receive a number of shares of Class-CF Common Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the equity securities being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Common Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Common Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our capital stock that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Vampr Inc.

- Delaware Corporation
- Organized December 2016
- 4 employees

3110 Main St
Santa Monica CA 90405

http://www.vampr.me

Business Description

Refer to the Vampr profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Vampr is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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